

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 6, 2009

Recon Technology, Ltd.
c/o CT Corporation System
111 Eighth Avenue
New York, New York 10011

> **Re:** **Recon Technology, Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 18, 2009**
> **File No. 333-152964**

To Whom It May Concern:

We have reviewed your amended filing and your response letter dated March 18, 2009, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A

Fee Table

1. We note that in your response to comment one you state that you are registering the placement agent warrants and the underlying common shares issued in connection with such warrants. Although you can register the issuance of both the warrants and the underlying common shares, you cannot rely on Rule 415 to register the resale of the underlying shares because the warrants are not yet outstanding. Please revise your disclosure accordingly or advise.

Prospectus Summary, page 1

2. Please eliminate the word "will" from you list of forward-looking statements. We note that such disclosure also appears on page 20.

Our Corporate Structure, page 20

Contractual Arrangements with Domestic Companies and their Shareholders, page 23

3. We note your response to our prior comment 12. Please provide information in this section, similar to that provided in your response letter, regarding how the other 10% of net profits may be distributed as dividends to Recon-JN. Explain that Recon-JN may choose to retain or to distribute the dividends to the Principal Shareholders.

Selected Historical and Unaudited Pro Forma Condensed Consolidated and Combined Financial and Operating Data, page 31

4. Please identify the pro forma information that you have presented or intend to present under this heading. Given your disclosure on page 12, indicating that your founders have agreed to place ordinary shares into escrow equal to 50% of the number to be sold in your offering, to be redeemed without consideration to the extent necessary to cause your earnings per share to be at least $0.7459 for the year ended June 30, 2010, it appears that you should include pro forma EPS under this heading, within the Capitalization section on page 26, and elsewhere in your filing where you include pro forma information, for your minimum and maximum offering scenarios, reflecting this provision.

Management's Discussion and Analysis, page 32

Results of Operations, page 39

5. Please explain the reasons for your increase in revenues during the six months ended December 31, 2008 compared to the six months ended December 31, 2007.

6. Please disclose the increase in your cost of revenues as a percentage of revenues for the six months ended December 31, 2008 compared to the six months ended December 31, 2007.

U.S. Federal Income Taxation, page 67

7. Please eliminate the statement that "you should consult your tax advisor regarding the U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ordinary shares," although you may suggest this course of action.

Lock-Up Agreements

8. We note your response to prior comment 23. You state that you have filed an amended form of the lock-up agreement. You note that your agreement with the founders comprise two elements. The form of the agreement appears to reflect the second element of your agreement with the founders. Please tell us whether the first element of the agreement was reduced to a writing and, if so, please file the document as an exhibit. Further, if such element was not reduced to a writing, please provide a written description of the agreement. See Regulation S-K Compliance and Disclosure Interpretation 146.04.

Financial Statements

General

9. Please amend your filing to include, in addition to your year-to-date financial information from July 1, 2008 through December 31, 2008, Statements of Operations and Statements of Cash Flows for the three month period ended December 31, 2008 as required by Instruction 1 to Rule 8-03 Regulation S-X.

10. We understand from your disclosure on page 26 that you intend to complete a forward stock split of 53.04758 for 1 prior to completing your initial public offering. We would ordinarily expect the historical shares, share activity and EPS presented in your financial statements and elsewhere in the filing to be retroactively adjusted for stock splits that are completed prior to effectiveness of your registration statement, consistent with the guidance in SAB Topics 4:C and D, and paragraph 54 of SFAS 128.

    Please also expand your policy note on page F-15 to disclose how you intend to handle the escrow arrangement discussed on page 12 when calculating basic and diluted EPS, including details sufficient to understand how your methodology compares to that prescribed in paragraphs 10 and 30 of SFAS 128.

Note 1 – Organization and Basis of Presentation, Page F-9

11. We understand from your response to prior comment 27 that you have concluded that no party absorbs a majority of the expected losses (as defined in paragraph 8 of FIN 46(R)) of either BHD, Nanjing Recon, or ENT (collectively, the "Domestic Companies"). Please submit the analysis that you performed, including a schedule showing the dispersion or allocation of expected losses, in arriving at this view.

    Please also add to your list of variable interest entities, presented under this heading, the percentage of your economic interest in each entity; and disclose the manner by which you have determined amounts associated with minority interests.

12. We understand from your disclosures on pages F-23 and F-26 that you deconsolidated Adar Petroleum in your 2008 fiscal year, and Henga Haitian and Yabei Nuoda in the subsequent interim period, because BHD and Nanjing Recon (two entities which you continue to consolidate under FIN 46(R)) ceased to be the primary beneficiaries when Principal Shareholders of the deconsolidated entities altered their equity ownership in those entities. We understand that Xiamen Recon was also deconsolidated because it was majority owned by Henga Haitian. Please address the following points.

    ● Tell us how you determined that either BHD or Nanjing Recon were the primary beneficiaries of the three entities mentioned above, and explain how the change in equity ownership altered your economic relationship with those entities.

    ● Describe the extent of any minority interest in each of these entities that you accounted for apart from your interest during the periods consolidated, and explain how you made these determinations.

    ● Specify the amount and form of consideration that you received in connection with relinquishing your rights to receive a majority of the expected residual returns, causing the loss in primary beneficiary status.

    ● Describe the manner by which you accounted for the deconsolidation, indicate the extent of any gain or loss recognized, and explain how your accounting is consistent with paragraph E46 of FIN 46(R).

    ● Tell us why you appear to be reducing the number of outstanding ordinary shares on pages F-6 and F-30 in connection with your deconsolidations.

13. Please expand your disclosure to describe the nature of operations conducted through the six entities consolidated by BHD and Nanjing Recon prior to either

the sale of equity interests in, or loss or primary beneficiary status over, those entities; and explain your reasons for disassociating the company with those operations. Please submit a schedule showing the results of operations associated with each entity for each period presented, and reconcile this activity to that shown for discontinued operations.

Note 12 – Discontinued Operations and Deconsolidation of a Variable Interest Entity, page F-23

14. Please expand your disclosure under this heading and the corresponding Note 11 to your interim financial statements on page F-42 to specify the amount and form of consideration that you received on the sale of equity interests and sale of beneficial interests in the variable interest entities that you were consolidating under FIN 46(R); also to include details of your accounting for deconsolidation in each instance, identifying gain or loss and quantifying the extent to which your beneficial interests have been diminished.

Financial Statements – Interim, page F-27

General

15. Please add the comparative June 30, 2008 balance sheet alongside your interim balance sheet to comply with Rule 8-03 of Regulation S-X.

Note 1 – Organization and Nature of Operations, page F-33

16. We understand that you will need to update your list of consolidated variable interest entities under this heading to differentiate between entities that are still consolidated and those that are no longer consolidated, consistent with your disclosures under Note 12 on page F-23, and Note 11 on page F-42. Similarly, we believe that you should segregate those entities no longer consolidated as of June 30, 2008 within your list on page F-9.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Craig Arakawa at (202) 551-3650 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: C. Arakawa
        K. Hiller
        S. Donahue
        Bradley Haneberg, Esq. (804) 771-5777